

August 6, 2013

Via E-mail
Richard Aland
Chief Executive Officer
Demand Pooling, Inc.
12720 Hillcrest Rd., Suite 1060
Dallas, TX 75230

> **Re: Demand Pooling, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 17, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 14, 2013**
> **File No. 0-53394**

Dear Mr. Aland:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that the third paragraph of this report states, "In Demand Pooling, Inc.'s opinion, the financial statements referred to above present fairly, in all material respects…" Please amend your filing to provide a report that expresses your auditor's opinion on whether your financial statements materially comply with GAAP.

Item 9A. Controls and Procedures, page 18

2. We note that you have provided the disclosures required by Item 308 of Regulation S-K; however, you have not provided the disclosures required by Item 307 of Regulation S-K. Please amend your filing to provide all disclosures required by both Item 307 and Item 308 of Regulation S-K, as required by Item 9A of Form 10-K. Since your Form 10-K did not contain a required disclosure, please consider whether your disclosure controls and procedures were not effective as of December 31, 2012.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 4. Controls and Procedures, page 12

3. We note that you have provided management's assessment of internal control over financial reporting as of March 31, 2013. Please note that Item 4 of Form 10-Q requires you to provide the disclosures required by Item 307 of Regulation S-K concerning management's assessment of disclosure controls and procedures. We remind you that Item 307 and Item 308 of Regulation S-K are separate rules requiring separate and distinct disclosures, and providing the disclosures required by Item 308 does not satisfy the requirement to provide the disclosures required by Item 307. Please confirm to us that management assessed your disclosure controls and procedures as of March 31, 2013, and tell us management's conclusion as to the effectiveness of your disclosure controls and procedures. Since your Form 10-Q did not contain a required disclosure, please consider whether your disclosure controls and procedures were not effective as of March 31, 2013. Also confirm to us that you will provide the disclosures required by Item 307 of Regulation S-K in future Forms 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

                                        Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief